Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges

For the Year Ended December 31	YTD 9/30/2007	2006	2005	2004	2003	2002
Millions Except Ratios

Income from Continuing Operations
Before Minority Interest and Income Taxes	$102.4	$128.2	$19.8	$57.0	$49.5	$37.9
Less: Minority Interest (a)	–	–	–	2.1	2.6	1.0
Undistributed Income from Less than 50%
Owned Equity Investment	2.6	2.3	–	–	2.9	4.7
	99.8	125.9	19.8	54.9	44.0	32.2
Fixed Charges
Interest on Long-Term Debt	17.2	22.2	23.1	60.3	70.0	73.9
Capitalized Interest	0.2	0.6	0.3	0.7	1.2	0.8
Other Interest Charges (b)	2.6	5.3	3.5	8.7	4.3	5.3
Interest Component of All Rentals (c)	1.4	2.0	2.8	3.5	8.0	9.9
Total Fixed Charges	21.4	30.1	29.7	73.2	83.5	89.9
Earnings Before Income Taxes and Fixed Charges
(Excluding Capitalized Interest)	$121.0	$155.4	$49.2	$127.4	$126.3	$121.3
Ratio of Earnings to Fixed Charges	5.65	5.16	1.66	1.74	1.51	1.35
(a)	Pre-tax income of subsidiaries that have not incurred fixed charges.
(b)	Includes interest expense relating to the adoption of FIN 48 – “Accounting for Uncertainty in Income Taxes”
(c)	Represents interest portion of rents estimated at 33 1/3%.